Exhibit 21

Subsidiaries

NAME OF SUBSIDIARY	STATE OF INCORPORATION OR ORGANIZATION

Intervest National Bank	National Banking Association

Intervest Mortgage Corporation	New York

Intervest Statutory Trust II	Connecticut Business Trust

Intervest Statutory Trust III	Connecticut Business Trust

Intervest Statutory Trust IV	Delaware Business Trust

Intervest Statutory Trust V	Delaware Business Trust